UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Departure of Certain Director

On August 1, 2025, Ms. Liew Yu Ying, a member of the board of directors (the “Board”) of VCI Global Limited, a British Virgin Islands business company (the “Company”), tendered her resignation as an independent director of the Board, effective August 1, 2025. Ms. Liew Yu Ying’s resignation was not a result of any disagreement with the Company on any matter related to the operations, policies, finance, accounting or practices of the Company.

The Board would like to express its sincere gratitude to Ms. Liew Yu Ying for her contributions to the Company during her tenure of office.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 5, 2025	VCI Global Limited

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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